Item 77I DWS Small Cap Growth
Fund (a series of DWS Investment
Trust)

At a Board meeting held on January
11, 2012, the creation of Class R for
DWS Small Cap Growth Fund (the
?Fund?) was approved.  Class R
shares for the Fund became
effective on May 1, 2012.




 For internal use only
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Small Cap Growth Fund New Class R.Docx
 For internal use only

 For internal use only